

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 10, 2017

Adrian Dario Rivera Tchernikov
Chief Executive Officer
Rivex Technology Corp.
Rua da Moeda 19
Evora, Portugal 7000-513

> **Re: Rivex Technology Corp.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2017**
> **File No. 333-218713**

Dear Mr. Tchernikov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are a shell company as defined in Securities Act Rule 405, because your only asset consists of cash and deposits, and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

2. You state on page 10 that you intend to become a subject to periodic reporting requirements of the Exchange Act but also state on page 12 that you have the ability to terminate or suspend reporting obligations if you have fewer than 300 shareholders after this offering. Please advise whether you will file a Form 8-A to register your common stock under the Exchange Act. If not, please add a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

The Offering, page 7

4. Please revise your disclosure in the Offering section to show the impact of receiving proceeds and issuing shares of common stock at varying levels, e.g., 10%, 25%, 50%, 75% and 100%, as you have done in the Use of Proceeds and Dilution sections.

Plan of Operation, page 23

5. You state that you do not believe your cash balance is sufficient to fund your operations. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Jackson L. Morris, Esq.